(Check One): ☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25

Commission File Number:  000-21685

CUSIP Number:  45814T107

NOTIFICATION OF LATE FILING

For Period Ended: December 31, 2004
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read attached instruction sheet before preparing form. Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I

REGISTRANT INFORMATION

InteliData Technologies Corporation
Full name of registrant

Not Applicable
Former name if applicable

11600 Sunrise Valley Drive, Suite 100
Address of principal executive office (street and number)

Reston, Virginia 20191
City, state and zip code

PART II

RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒ ☒ ☐	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

InteliData Technologies Corporation (the “Company”) files this report for a 15-day extension, from March 16, 2005 to March 31, 2005, for filing its Annual Report on Form 10-K for the period ended December 31, 2004. The Company will not file its Form 10-K by March 16, 2005 because, without unreasonable effort or expense, it will be unable to complete the preparation of its consolidated financial statements, in part as a result of its not having made sufficient progress with respect to the additional work required to complete management’s assessment of internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002. The Company anticipates that it will be able to file its Annual Report on Form 10-K by March 31, 2005,which will be complete except for the below.

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Exchange Act Rule 13a-15(e). The Company’s evaluation of the effectiveness of its internal control over financial reporting as of December 31, 2004 has not yet been completed. Securities and Exchange Commission Release No. 34-50754, provides up to 45 additional days beyond the due date of the Annual Report on Form 10-K for the filing of management’s annual report on internal control over financial reporting required by Item 308(a) of Regulation S-K and the related attestation report of the independent registered public accounting firm, as required by Item 308(b) of Regulation S-K. Pursuant to such release, management’s report on internal control over financial reporting and the associated report on the audit of management’s assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2004, are expected to be filed in the time period permitted by such release. There can be no assurance that as a result of the ongoing evaluation of internal control over financial reporting, material weaknesses, significant deficiencies, or deficiencies will not be identified or that any material weaknesses, significant deficiencies, or deficiencies identified, either alone or in combination with others, will not be considered a material weakness. In addition, although the Company has dedicated internal resources, engaged outside consultants and adopted a detailed work plan so that it may complete its internal control over financial reporting assessment to include this information in its Annual Report on Form 10-K within the timeframe specified by the exemptive order, the Company can provide no assurance as to its ability to complete all components of the work plan in a timely manner. The inability of the Company to timely complete all components of the work plan could prevent (i) the Company from timely filing management’s annual report on internal control over financial reporting and/or (ii) the related attestation report of the independent registered public accounting firm.

PART IV

OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Monique L. Marcus	(703)	259-3028
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company expects to report in its 2004 Form 10-K a decline in revenue and an increase in net loss consistent with trends reported in prior fiscal quarters in 2004.

InteliData Technologies Corporation

(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 16, 2005	By:	/s/ Monique L. Marcus
Monique L. Marcus Vice President of Finance and Principal Accounting Officer